ICICI Bank

September 27, 2005

VIA EDGAR, FAX AND HAND DELIVERY

Mr. Donald Walker, Senior Associate Chief Accountant
U.S. Securities and Exchange Commission
100 F Street N.E.
 Washington, D.C. 20549

Re.:	ICICI Bank Limited
Annual Report on Form 20-F for the year ended March 31, 2004 (File No. 1-15002)

Dear Mr. Walker:

This letter is in response to your letter dated September 20, 2005 to Mr. K.V. Kamath in connection with the above filing. For reasons of business confidentiality, in a separate letter dated the date hereof, we request that the estimated historical loss rates and the number of quarters of delinquency in the two tables and the third and fourth paragraphs of our answer to your comment 1 not be disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C.A. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the Commission and in compliance with the procedures outlined in the Staff’s Current Issues and Rulemaking Projects, Quarterly Update, Division of Corporation Finance (June 30, 2001), a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the SEC’s EDGAR system.

Set forth below are the responses to the comments in your letter. The numbering of the comments below corresponds to the numbering in your letter.

Audited Financial Statements
 Notes to the Consolidated Financial Statements
Note 1 – Significant Accounting Policies
Allowance for Loan Losses, page F-13

1.	We note your supplemental response to comment 1 of our letter dated August 26, 2005. Please provide us with the following information :

-	tell us the historical loss rates you used to determine the allowance for loan losses for each category of non-impaired loans as of March 31, 2004. In addition, tell us the source of these rates; and
-	separately quantify impaired loans based on the number of quarters that these loans have been delinquent as of March 31, 2004.

     The category of smaller balance, homogeneous consumer loans includes consumer mortgage, installments, revolving credit, and most other types of consumer loans. Our consumer loans and credit card receivables were Rs. 309.0 billion at March 31, 2004, of which over 90% were loans backed by collateral. We are entitled in terms of our security documents

2005.09.27.1
ICICI Bank Limited
ICICI Bank Towers	Tel: (022) 2653 1414	Regd. Off.:	Landmark, Race Course Circle, Vadodara 390007
Bandra-Kurla Complex	Fax: (022) 2653 1122	Corp. Off.:	ICICI Bank Towers, Bandra-Kurla Complex
Bandra, Mumbai 400 051, India	Website: www.icicibank.com	Mumbai 400051, India, Tel. (+91-22) 2653 1414 Fax (+91-22) 2653 1122

ICICI Bank

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ICICI Bank Limited

to repossess security comprising assets such as vehicles, as well as plant and equipment, without reference to courts or tribunals unless a borrower makes a reference to a court of tribunal to stay our actions. In fiscal 2003, the Indian Parliament passed the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (subsequently amended), which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security including over immovable property, without reference to courts or tribunals. In case of consumer loans, we obtain postdated checks towards repayment on pre-specified dates, which if dishonored entitle us to initiate criminal proceedings against the issuer of the checks. This acts as a strong deterrent against default. We make allowances for our smaller balance homogeneous consumer loans by aggregating individual loans into various product categories. Total outstanding loans in a product category are then classified into time buckets based on ageing, that is, the number of days overdue. We establish an aggregate allowance for loan losses on our smaller-balance homogenous consumer loans (impaired and non-impaired loans) based on our estimate of probable losses inherent in the time buckets identified for each of the product categories.

     The estimated historical loss rates in respect of smaller balance homogeneous consumer loans are given in the following table.

[ **Table Redacted**]

     For smaller balance homogeneous consumer loans, our estimate of probable losses inherent in the time buckets identified for each of the product categories is based on a net flow analysis. The estimated loss rates are based on a historical analysis of movement of loans from one time bucket to another. For example, in case of home loans we expect that we would incur a loss of [ **Redacted**] for loans presently being grouped in the [ **Redacted**] days overdue bucket and [ **Redacted**] for loans presently being grouped in the [ **Redacted**] days bucket.

     For corporate loans, we conduct a comprehensive analysis of our corporate loan portfolio on a periodic basis for determination of the allowance for loan losses. The analysis considers both qualitative and quantitative criteria including, among others, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account analysis of a substantial portion of the corporate loan portfolio, and an allowance is made for probable loss, if any, on each account. Corporate loans with an outstanding amount of greater than Rs. 100 million are selected across risk grades (generally adversely graded accounts) for a detailed review. Based on these criteria, 73% (by value of loans) of corporate loans outstanding at March 31, 2004 were reviewed individually for impairment. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account, based on which a loan is classified as impaired if principal or interest has remained overdue for more than 90 days. On the remaining

2005.09.27.2

ICICI Bank

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ICICI Bank Limited

non-impaired loans i.e loans which have not been reviewed specifically for impairment and loans which are overdue for less than 90 days, we make an unallocated allowance based on our historical loss rates in this category. Based on the historical data of incremental accretion to impaired loans and the allowance for loan losses required on these loans, we estimated that the historical loss rate for corporate loans at March 31, 2004 was [ **Redacted**] of the remaining non-impaired loans.

     A break-up of the total net impaired loans at March 31, 2004, based on the number of quarters that these loans have been delinquent (initial date of classification as restructured or other impaired) is given in the following table.

[ **Table Redacted**]

Note 8 – Investments in Affiliates, page F-25

2.	We note your supplemental response to comment 2 of our letter dated August 26, 2005. For ICICI Prudential Life Insurance Limited, please tell us how the minority shareholders’ participative rights limit the venture’s use of internally generated cash flows.

     The agreement between us and Prudential defines that certain actions or decisions (defined as “Fundamental Matters”) can be taken by the venture only if there is a favorable vote of the majority of our nominee directors and nominee directors appointed by Prudential, the minority shareholders. Some of the items relating to the venture’s use of internally generated cash flows which have been defined as fundamental matters are listed below:

1.	The recommendation of dividend policies and the recommendation of dividend payouts.
2.	Any determination of broad policies regarding staffing, employment compensation of staff and code of conduct.
3.	Approval of initial business plan and annual plan.
4.	The approval of the investment strategy adopted by the investment committee or any subsequent change thereto.

     Further we and Prudential have agreed that the investment funds of the venture will be managed in accordance with the investment strategy agreed by an investment committee comprising representatives from both Prudential and us but subject to the control of the Board of Directors.

2005.09.27.3

ICICI Bank

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ICICI Bank Limited

     The agreement also has certain deadlock provisions which empower both the parties, on disagreement of any matters, to take such steps as may be mutually agreed upon including arbitration or any one of the following:

a.	One party buying shares of another party;
b.	The parties selling out their entire shareholding to a third party; and
c.	Winding up of the company.

     In view of the above, we concluded that Prudential has substantive participative rights, including those which limit the venture’s use of internally generated cash flows and accordingly full consolidation of ICICI Prudential Life Insurance Company was inappropriate. Accordingly, we have consolidated ICICI Prudential Life Insurance Company by the equity method.

Note 16 – Goodwill and Intangible Assets, Net, page F-33

3.	We note your supplemental response to comment 3 of our letter dated August 26, 2005. Please provide us with a comprehensive analysis that explains how you determined the fair value of the commercial banking segment as of March 31, 2003 and 2004. For example, tell us the specific assumptions that you used to determine the future earnings potential of this segment and provide us with a table of the projected cash flows you evaluated.

     For each of the years ended March 31, 2003 and 2004, we tested the commercial banking goodwill for impairment in accordance with SFAS 142, by comparing the fair value of the commercial banking segment (based on valuation by independent valuer) with its carrying amount (including goodwill) at March 31, 2003 and 2004. At March 31, 2003 and 2004, the fair value of the commercial banking segment significantly exceeded its carrying value resulting in no impairment loss.

     In view of the amalgamation between ICICI Limited and ICICI Bank limited, wherein we became a universal bank offering commercial banking services to our retail and corporate customers, in addition to the project finance offered by ICICI Limited, we believe that a multiple of future earning potential of the commercial banking division would appropriately reflect its fair value. Accordingly the fair value of the commercial banking segment as of March 31, 2003 and 2004 has been arrived at by the profit earning capacity method based on the future maintainable profits. The future maintainable profits of the commercial banking division have been computed based on our past working results, after adjusting for the impact of the requirement to maintain statutory liquidity ratio and cash reserve ratio on liabilities of ICICI Limited which were not subject to this requirement prior to the amalgamation. Maintenance of the statutory liquidity ratio and cash reserve ratio resulted in a large investment in government securities and maintenance of cash balances with the Reserve Bank of India, both of which earn low yields compared to loan assets leading to an adverse impact on our net interest income. The repayment of these higher cost liabilities of ICICI Limited on their contractual maturities has a positive impact on net interest income of the commercial banking segment.

     We arrived at the fair value of the commercial banking segment by applying a derived price to earnings ratio to the future maintainable profits of the commercial banking division. Price earning multiple of the commercial banking division has been determined based on the

2005.09.27.4

ICICI Bank

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ICICI Bank Limited

capital asset pricing model based on the report issued by an independent valuer specifically appointed for conducting a fair valuation of the commercial banking division for goodwill impairment.

     The PE multiple was arrived at based on the following assumptions.

	March 31,		March
	2003		31, 2004
Cost of equity[1]	13.07%		13.99%
Risk free rate of return[2]	7%		6%
Beta factor risk[3]	0.6	7	0.8	9
Market premium[4]	9%		9%
Growth rate[5]	4%		4%

1.	The formula used for computing the cost of equity is r = Rf + 2(Rm-Rf), where:

R	= Cost of equity derived from the capital assets pricing model
Rf	= Risk free rate of return
[beta factor]	= Beta factor as a measure of systematic risk
Rm	= Representative market return
(Rm - Rf)	= Market premium

2.	The risk free rate is generally based on the returns available from long term government bonds and securities. These returns are used since they represent a very low default risk, are liquid (freely tradable) and include the long term inflation premium. We have considered a risk free rate based on the yield on long term government securities in India.

3.	The market premium is the additional amount of return over the risk free rate that is required to compensate the investor for the additional risks of investing in the equity shares / business of the company. It is typically measured by the amount by which historical returns in the equity security market, over a long period of time, have exceeded the returns from risk free investments. Such historical return from investment in equity markets –which is the sum of return by way of capital appreciation and return by way of dividend yield – is the market return. We have considered a market premium of 9%.

4.	Beta measures the volatility of the changes in share prices of the company compared to the changes in the market for all listed companies that make up for the market.

5.	Growth rate for the purpose of this valuation is the growth rate that the business is expected to achieve in the long run based on its current market position, state of industry in which it is operating and current and expected economic scenario for the country as a whole.

      As the fair value (as computed above and as stated in the independent valuer’s report) of the commercial banking division significantly exceeded the carrying value of the commercial banking segment (including goodwill), goodwill was not considered as impaired.

*	*	*

2005.09.27.5

ICICI Bank

FOIA Confidential Treatment Request
Pursuant to Rule 83 by ICICI Bank Limited

We have attempted to address each of the comments raised in your letter and any concerns which the Staff may have. If you have any questions or if we can provide any additional information, please feel free to contact me at (91) 22-2653-6157.

Sincerely yours,

/s/ R. Jha

Rakesh Jha
General Manager

cc:	Robert Overstreet, KPMG
Margaret E. Tahyar, Esq., Davis Polk &
Wardwell

2005.09.27.6